Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of October 17, 2016 by and among Depomed, Inc. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership interest in shares of common stock of the Company (the “Common Stock”) totaling, in the aggregate, 6,015,000 shares, or approximately 9.8% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, Starboard has called for a special meeting of Depomed shareholders to be held on November 15, 2016 (the “Special Meeting”) for the purpose of removing and replacing the Board of Directors of the Company (the “Board”); and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Appointments and Related Agreements.

(a)           Board Appointments.

(i)           The Company agrees that immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions (including by increasing the size of the Board to up to nine members) to appoint James P. Fogarty, Robert G. Savage and James L. Tyree (each a “New Director” and, collectively, the “New Directors”) as directors of the Company.  Prior to the date of this Agreement, the New Directors have submitted to the Company (1) a fully completed copy of the Company’s standard director & officer questionnaire (the “D&O Questionnaire”), and (2) an executed letter in the form attached hereto as Exhibit A (the “Nominee Letter” together with the D&O Questionnaire, the “Nomination Documents”).

(ii)           During the Standstill Period (as defined below), if any New Director or any Replacement Director (as defined below) is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period (as defined below), and at such time Starboard beneficially owns in the aggregate at least the lesser of (x) 3.0% of the Company’s then outstanding Common Stock and (y) 1,845,233 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), Starboard shall have the ability to recommend a substitute person(s) in accordance with this Section 1(a)(ii) (any such replacement nominee shall be referred to as a “Replacement Director”).  Any Replacement Director must be (A) reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to Nasdaq Stock Market listing standards, (C) have the relevant financial and business experience to be a director of the Company, and (D) independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of another company shall not (in and of itself) cause such person not to be deemed independent of Starboard).  The Nominating and Corporate Governance Committee shall make its determination and recommendation regarding whether such Replacement Director meets the foregoing criteria within five (5) business days after (1) such nominee has submitted to the Company the Nomination Documents required for the New Directors in Section 1(a)(i) and (2) representatives of the Board have conducted customary interview(s) of such nominee.  The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this section as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee.  In the event the Nominating and Corporate Governance Committee does not accept a person recommended by Starboard as the Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person in accordance with the procedures described above.  Upon the recommendation of a Replacement Director nominee by the Nominating and Corporate Governance Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating and Corporate Governance Committee recommendation of such Replacement Director; provided, however, that if the Board does not elect such Replacement Director to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until a Replacement Director is elected to the Board.  Upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal.  Until such time as any Replacement Director is appointed to any applicable committee, one of the other New Directors (as designated by Starboard) will serve as an interim member of such applicable committee.  For purposes of this agreement, the terms “beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the U.S. Securities and Exchange Commission under the Exchange Act (as defined below).  In furtherance of this Section 1(a)(ii), Starboard shall provide notice to the Company no later than two business days after its beneficial ownership ceases to satisfy the minimum threshold established in this Section 1(a)(ii).

(iii)           The Company agrees that the size of the Board shall not be increased beyond nine (9) members prior to the date of the 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”).

(b)           Committee Appointments.

(i)           Subject to the Company’s corporate governance guidelines and NASDAQ rules and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that reasonably promptly and no later than seven business days following the date of this Agreement and at all times thereafter during the Standstill Period, each committee of the Board, including any new committee(s) that may be established, includes at least one New Director.

(ii)           Without limiting Section 1(b)(i), during the Standstill Period, the Board shall give the New Directors the same due consideration for membership to any committee of the Board as any other independent director.

(c)           Additional Agreements.

(i)           Starboard agrees that it will cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”) and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)           Upon execution of this Agreement, Starboard hereby irrevocably withdraws, and hereby agrees that it will take all action necessary to cause Starboard Value and Opportunity Master Fund Ltd to irrevocably withdraw (i) its letter dated September 16, 2016 regarding the calling of the Special Meeting such that no such Special Meeting shall be called or held, and (ii) any related materials or notices submitted to the Company in connection therewith.  Each member of Starboard shall immediately cease all efforts, direct or indirect, in furtherance of the Special Meeting and any related solicitation in connection with the Special Meeting, including any proposal regarding the removal or nomination of directors, and Starboard shall take all other actions that the Company may reasonably request to give effect to the provisions of this Section 1(c)(ii).

(iii)           Promptly following the execution of this Agreement, the Company will amend its Amended and Restated Bylaws (the “Bylaws”) such that with respect to the Company’s 2017 Annual Meeting, the period of time during which shareholders may submit a notice of nomination or notice of the proposal of other business at the 2017 Annual Meeting will begin on March 15, 2017 and end on April 15, 2017.  Such Bylaw provision shall not be amended prior to the 2017 Annual Meeting without Starboard’s prior consent.

(iv)           The Company agrees to use reasonable best efforts to hold the 2017 Annual Meeting no earlier than June 15, 2017 and no later than July 14, 2017.

2.	Standstill Provisions.

(a)           Starboard agrees that, from the date of this Agreement until 12:01 a.m., Eastern time, on March 15, 2017 (the “Standstill Period”), neither it nor any of its Affiliates or Associates under its control will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner:

(i)           engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders and any exempt solicitation under Rule 14a-2(b)(1) under the Exchange Act), in each case, with respect to securities of the Company;

(ii)           form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the entities or persons identified on Exhibit B, but does not include any other entities or persons not identified on Exhibit B as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii)           deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)           seek, or encourage any person or entity, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2017 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company and are not publicly disclosed by Starboard or its representatives or Affiliates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)           (A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Starboard and the Company, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party prior to such proposal becoming public or (E) call or seek to call a special meeting of shareholders;

(vi)           seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)           seek to advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders, except in accordance with Section 1; or

(viii)           make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)           Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by the New Directors of their fiduciary duties solely in his capacity as directors of the Company and in a manner consistent with their and Starboard’s obligations under this Agreement.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4.	Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard beneficially owns in the aggregate 6,015,000 shares of Common Stock and (f) as of the date hereof, other than as disclosed herein or in the Press Release defined in Section 5 below, Starboard does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership, and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

5.	Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit C.  Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party.  During the Standstill Period, neither the Company nor Starboard nor the New Directors shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.	Specific Performance.

Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company, including, but not limited to, the Special Meeting, its Schedule 13D filings and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $1,000,000 in the aggregate.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (c) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (d) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

Depomed, Inc.
7999 Gateway Blvd., Suite 300
Newark, California 94560
Attention:	James A. Schoeneck
Matthew M. Gosling
Email:	jschoeneck@depomed.com
mgosling@depomed.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention:	Eduardo Gallardo
Email:	egallardo@gibsondunn.com

if to Starboard:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017
Attention:	Jeffrey C. Smith
Email:	JSmith@starboardvalue.com

With a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention:	Steve Wolosky
Andrew M. Freedman
Email:	swolosky@olshanlaw.com
afreedman@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California without reference to the conflict of laws principles thereof.  By its execution and delivery of this Agreement, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment in any such action, suit or proceeding may be brought, on a non-exclusive basis, in any federal or state court of competent jurisdiction in any California State or federal court sitting in Santa Clara County.  By execution and delivery of this Agreement, each of the parties hereto irrevocably accepts and submits itself to the non-exclusive jurisdiction of any such court, generally and unconditionally, with respect to any such action, suit or proceeding and waives any defense of forum non conveniens or based upon venue if such action, suit or proceeding is brought in accordance with this provision.  Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the courts in California as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this section, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives.

13.	Securities Laws.

Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard.  This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.  This Agreement shall terminate at the end of the Standstill Period, except the provisions of Section 13 and 14, which shall survive such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

DEPOMED, INC.

By:	/s/ James A. Schoeneck
Name:	James A. Schoeneck
Title:	Chief Executive Officer

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
   its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
   its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
   its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
   its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
   its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

EXHIBIT A

FORM OF NOMINEE LETTER

[Date]

Attention: Board of Directors
Depomed, Inc.
7999 Gateway Blvd., Suite 300
Newark, California 94560

Re:           Consent

Ladies and Gentlemen:

This letter is delivered pursuant to Section 1(a)(i) of the Agreement, dated as of October 17, 2016 (the “Agreement”), by and among Depomed, Inc. (the “Company”) and Starboard (as defined therein).  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

I agree that, after the date hereof, I will provide to the Company, as requested by the Company from time to time, such information as the Company is entitled to reasonably receive from other members of the Board and as is required to be disclosed in proxy statements or other reports or filings under applicable law or securities exchange listing requirements.

At all times while serving as a member of the Board, I agree to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s Code of Business Conduct and Ethics, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines, in each case that have been identified to me, and preserve the confidentiality of the Company’s business and information, including discussions or matters considered in meetings of the Board or Board committees.  I acknowledge and agree that the foregoing obligations are in addition to the fiduciary and common law duties of any director of a California corporation.

Sincerely,

Name:

EXHIBIT B

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE AND OPPORTUNITY C LP
STARBOARD VALUE R LP
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
STARBOARD VALUE R GP LLC
JEFFREY C. SMITH
MARK R. MITCHELL
PETER A. FELD
GAVIN T. MOLINELLI
JOHN J. DELUCCA
JAMES P. FOGARTY
PETER A. LANKAU
GAVIN T. MOLINELLI
MARY K. PENDERGAST
ROBERT G. SAVAGE
JAMES L. TYREE

EXHIBIT C

PRESS RELEASE
Depomed and Starboard Announce Settlement Agreement

- Depomed Board to Include Three New Independent Directors -

- Starboard to Withdraw Request for Special Meeting -

Newark, CA – October 17, 2016 - Depomed Inc. (NASDAQ: DEPO) today announced that it has entered into a settlement agreement (“Agreement”) with its second largest shareholder, Starboard Value LP (together with its affiliates, “Starboard”), regarding the composition of the Depomed, Inc. (the “Company” or “Depomed”) Board of Directors (the “Board”). Starboard has agreed to withdraw its proxy solicitation and Special Shareholder Meeting request, thereby cancelling the previously scheduled November 15, 2016 Special Shareholder Meeting.

Under the terms of the Agreement, three independent directors appointed by Starboard, James P. Fogarty, Robert G. Savage and James L. Tyree, will join the six current directors on Depomed’s Board.

“We are pleased to have reached this agreement with Starboard, which we believe is in the best interests of our shareholders,” said Jim Schoeneck, President and CEO of Depomed. “We are confident that we are aligned to deliver significant value to our shareholders.”

In connection with entering into the Agreement, the Board amended the Company’s Bylaws (“Bylaws”) to move the window for shareholders to make nominations of directors at, and bring other shareholder proposals before, the 2017 Annual Meeting of Shareholders to March 15, 2017 through April 15, 2017. As part of the Agreement, Starboard, which is a 9.8% shareholder in the Company, has agreed to certain standstill restrictions until the beginning of this nomination period.

 “We are pleased to have reached an agreement to work with Depomed.  We believe the addition of these three highly qualified directors will add to the experience in the boardroom and expect that the board and management team will focus on delivering significant value for shareholders,” said Jeffrey C. Smith, Chief Executive Officer and Chief Investment Officer of Starboard Value.

The complete Agreement and the amended Bylaws will be included as exhibits to the Company’s current report on Form 8-K, which will be filed with the Securities and Exchange Commission.

About Depomed

Depomed is a leading specialty pharmaceutical company focused on enhancing the lives of the patients, families, physicians, providers and payors we serve through commercializing innovative products for pain and neurology related disorders. Depomed markets six medicines with areas of focus that include mild to severe acute pain, moderate to severe chronic pain, neuropathic pain, migraine and breakthrough cancer pain. Depomed is headquartered in Newark, California. To learn more about Depomed, visit www.depomed.com.

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties including, but not limited to risks detailed in the Company’s Securities and Exchange Commission filings, including the Company’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The inclusion of forward-looking statements should not be regarded as a representation that any of the Company’s plans or objectives will be achieved. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Depomed, Inc.

Christopher Keenan
VP, Investor Relations and Corporate Communications
510-744-8000
ckeenan@depomed.com

Media Contacts:

Joele Frank, Wilkinson Brimmer Katcher

Eric Brielmann
415-869-3950

Andy Brimmer / Adam Pollack
212-355-4449